Uranium Participation Corporation

Atrium on Bay 595 Bay Street Suite 402 Toronto Ontario M5G 2C2
Tel 416 979 1991
Fax 416 979 5893
www.uraniumparticipation.com

07023231

May 3, 2007

PROCESSED

MAY 0 9 2007

THOMSON FINANCIAL

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Uranium Participation Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35023)

SUPPL

Ladies and Gentlemen:

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

> Press Release dated April 27, 2007

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

None

dw 5/7

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (416) 979-1991 Ext: 366.

Very truly yours,

URANIUM PARTICIPATION CORPORATION

By: Sheila Colman /gm
Title: Corporate Secretary

Date: May 3, 2007

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE | Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS FINANCIAL RESULTS FOR THE PERIOD ENDED FEBRUARY 28, 2007

TORONTO, April 27, 2007 – Uranium Participation Corporation ("Uranium Corp.") reports its audited results for the year ended February 28, 2007. All amounts are in Canadian currency unless otherwise noted.

Revenue for the year was $345.4 million (2006-$27.6 million) consisting of $344.0 million (2006-$26.9 million) in unrealized gains in the value of the Company's uranium investments, $0.9 million (2006-nil) in income from investment lending, and $0.5 million (2006-$0.7 million) in interest earned on invested cash.

Expenses for the year totaled $88.0 million (2006-$11.4 million) which included an $84.3 million (2006-$8.5 million) provision for future income taxes related to the unrealized gain and a $0.6 million (2006-$1.8 million) foreign exchange loss due to the decline in the value of the U.S. currency acquired and held for purchases of uranium.

Net asset value increased from $175.0 million at February 28, 2006 to $579.4 million at February 28, 2007. Accordingly, net asset value per common share increased $6.26 or 110.0% to $11.95 at February 28, 2007.

Subsequent to year-end, Uranium Corp closed an aggregate offering of 6.5 million common shares at $14.60 per share for total gross proceeds of $94.9 million. The proceeds of this offering were used to fund a purchase commitment for an additional 250,000 KgU as UF_6 at an estimated purchase cost of $74.2 million or $296.80 per KgU. The remaining proceeds were used to fully repay and cancel the outstanding credit facility with the Manager and to fund the ongoing obligations of the Company.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation
Annual Management Report of Fund Performance
February 28, 2007

DISCLOSURE

This Annual Management Report of Fund Performance contains financial highlights but does not contain the complete Audited Annual Financial Statements of Uranium Participation Corporation ("Uranium Corp"). You can get a copy of the Audited Annual Financial Statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com. You may also contact us to obtain a copy of Uranium Corp's quarterly portfolio disclosure.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This Annual Management Report of Fund Performance is current as of April 26, 2007. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Annual Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statements. See "RISK FACTORS" included later in the Annual Management Report of Fund Performance for a further description of the principal risks of Uranium Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

URANIUM PARTICIPATION CORPORATION

Uranium Corp was incorporated on March 15, 2005 under the Ontario Business Corporations Act. Uranium Corp was created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6") (collectively "uranium"). Uranium Corp invests in and holds physical uranium through its wholly-owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited (the "Subsidiaries"). Uranium Participation Alberta Corp. was

incorporated on May 4, 2005 under the Alberta Business Corporations Act and Uranium Participation Cyprus Limited was incorporated on September 10, 2006 under the laws of the Republic of Cyprus. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Corp" includes the Subsidiaries.

Uranium Corp is governed by its board of directors (the "Board of Directors") and administered by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement").The common shares of Uranium Corp trade publicly on the Toronto Stock Exchange under the symbol "U".

Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Unlike many investment funds, Uranium Corp does not qualify as a mutual fund trust under the provisions of the Income Tax Act (Canada) (the "Act") and, accordingly, follows the general corporate income tax provisions of the Act.

INVESTMENT OBJECTIVES AND STRATEGY

The primary investment objective of Uranium Corp is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. While it is not the current intention of Uranium Corp to do so in the short term, it may subsequently sell some or all of its uranium holdings. Ownership of the corporation's common shares represents an indirect interest in ownership of physical uranium. This provides an investment alternative for investors interested in investing in these commodities without incurring the risks associated with investments in companies that explore for, mine and process uranium related products.

In implementing the investment strategy of the corporation, at least 85% of the gross proceeds of any common share offerings will be invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the corporation can enter into borrowing arrangements to facilitate the purchases of uranium where the current cash on hand is not adequate to cover such commitments. The maximum amount of any such borrowing cannot exceed 15% of the net assets of Uranium Corp. The corporation may also enter into uranium lending transactions in order to earn additional returns.

For a more detailed description of the corporation's investment policies see Uranium Corp's by-laws as amended available on SEDAR.

INVESTMENT RISK

There are a number of factors that could negatively affect Uranium Corp's business and the value of Uranium Corp's securities, including the factors listed below. The following information pertains to the outlook and conditions currently known to Uranium Corp that could have a material impact on its financial condition. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Corp in the future.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Corp's activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Corp's control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-

enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 and low enriched UF_6 are different commodities than U_3O_8, their prices are affected by their own supply/demand balance as well as the supply/demand balances of U_3O_8, for conversion services and enrichment services. As a result, the UF_6 and low enriched UF_6 prices may move differently than the spot price of U_3O_8, the spot conversion price or the enrichment price alone. The factors that affect the UF_6 and low enriched UF_6 prices may affect the net asset value of the Corporation, which in turn may affect the price of the Corporation's securities.

No Public Market for Uranium

There is no public market for the sale of uranium. Uranium Corp may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle may take several months to complete. In addition, as the supply of uranium is limited, with average spot market sales over the last ten years being only approximately 22 million pounds of U_3O_8 per year, Uranium Corp may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8, UF_6, or low enriched UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Foreign Exchange Rates

Uranium Corp maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade, in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Corp's control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Corp's operations or on the trading value of its Common Shares, the 2006 Warrants and the 2005 Warrants.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion and enrichment facilities (the "Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Corp or ensure that Uranium Corp has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Corp will fully cover or absolve Uranium Corp in the event of loss or damage. Uranium Corp may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Corp.

As the number of duly licensed Facilities is limited, there can be no assurance that arrangements that are commercially beneficial to Uranium Corp will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Corp.

Lack of Operational Liquidity

The expenses of Uranium Corp are funded from cash on hand that is not otherwise invested in uranium. Once such cash available has been expended, Uranium Corp may either generate cash from the lending or sale of uranium or the sale of additional equity securities, including the exercise of outstanding 2005 Warrants or the 2006 Warrants. There is no guarantee that Uranium Corp will be able to sell additional equity or equity related securities on terms acceptable to Uranium Corp in the future, that the 2005 Warrants or the 2006 Warrants will be exercised, that Uranium Corp will be able to sell uranium in a timely or profitable manner or that Uranium Corp will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Corp.

Lack of Investment Liquidity

Uranium Corp is not a mutual fund and an investment in Common Shares and warrants is not redeemable. Uranium Corp's liquidity relies principally on sales or lending by Uranium Corp of uranium. Accordingly, Uranium Corp may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell or loan a portion of its uranium holdings.

Since inception the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value ("NAV")

The NAV per Common Share reported by Uranium Corp is based on the spot prices of uranium published by Ux Consulting Company, LLC ("UxCo.") Accordingly, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Tax Act.

The exercise of the 2005 Warrants and the 2006 Warrants will have a dilutive effect on the NAV of the Common Shares to the extent that the NAV exceeds the exercise price of these warrants. As at February 28, 2007, the NAV per Common Share then outstanding, assuming the full exercise of the 2005 Warrants, was $11.43 per share compared to $11.95 per share without giving effect to the exercise of warrants. The fully diluted NAV as at future period ends will be

further affected by the exercise of the 2006 Warrants should the NAV exceed the $12.00 exercise price of the 2006 Warrants.

Market Price of Common Shares

It appears that the market price of the Common Shares is based upon the NAV of Uranium Corp's assets. Uranium Corp cannot predict whether the Common Shares will, in the future, trade above, at or below the NAV of Uranium Corp or whether the market price for Uranium Corp's outstanding warrants will be based solely on the market price for the Common Shares.

The market price of the Common Shares and any outstanding warrants may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Corp is a self-governing corporation that is governed by the Board appointed and elected by the holders of Common Shares. Uranium Corp will, therefore, be dependent on the services of its Board of Directors and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Corp may not be able to readily secure similar services as those to be provided under the Management Services Agreement and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Corp may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Corp have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Corp as they arise from time to time.

Uranium Lending

The Corporation may enter into uranium lending arrangements. It intends to ensure that adequate security is provided for any loaned uranium. However, there is a risk the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory and Taxation Change

Uranium Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Corp.

RESULTS OF OPERATIONS

Uranium Corp's basic net asset value per common share increased from $5.69 per share at February 28, 2006 to $11.95 at February 28, 2007 representing a basic net asset value return of 110.0%. Over the comparable time period, Uranium Corp's benchmark, the S&P/TSX Composite Index, increased by 11.6%.

Uranium Corp's net assets at February 28, 2007 were $579,364,000 representing a 231.0% increase from the net assets of $175,010,000 at February 28, 2006. Of the net asset value increase of $404,354,000 over the period, $146,980,000 was attributable to the after-tax net proceeds of additional equity issues while the remaining $257,374,000 was attributable to investment operation performance.

Equity Financing

In September 2006, Uranium Corp issued 11,363,650 equity units at $8.80 per unit for total gross proceeds of $100,000,000. Each unit consisted of one common share and one-quarter purchase warrant. Each whole warrant allowed the holder to purchase one common share at $12.00 exercisable prior to September 14, 2008. Approximately $2,466,000 of the proceeds were allocated as the value of the issued warrants.

In May 2006, Uranium Corp issued an additional 6,272,790 common shares at $8.25 per share for gross proceeds of $51,751,000.

As at February 28, 2007, Uranium Corp had 48,473,727 common shares and 7,753,624 warrants issued and outstanding. 4,914,150 and 2,839,474 of the outstanding warrants were issued in May 2005 (the "2005 warrants"), and September 2006 (the "2006 warrants") being exercisable into common shares at exercise prices of $6.25 and $12.00 per warrant, respectively.

Since inception, Uranium Corp has raised gross proceeds of $316,251,000 through common share and equity unit financings and as at February 28, 2007, had an outstanding loan payable of $11,600,000. Uranium Corp invested $305,745,000 or 93.3% of these amounts into its portfolio of uranium investments.

Investment Portfolio

In March 2006, shareholders approved an amendment to Uranium Corp's by-laws to broaden its investment policy to permit it to invest in UF_6 in addition to U_3O_8 and to permit it to lend its uranium holdings to third parties. Additionally, shareholders approved an amendment to the management services agreement with Denison Mines Inc. (the "Manager") to allow for additional payments to be made in connection with the Manager's efforts in arranging significant financings, other significant transactions and the on-going monitoring of such other significant transactions. For details on the structure of the payments due to the Manager and those paid in the period, please refer to the "RELATED PARTY" section of this document.

During the year, Uranium Corp increased its U_3O_8 holdings by 400,000 pounds, raising its total holdings to 4,200,000 pounds at February 28, 2007. The total average cost of this investment was $158,388,000 or $37.71 per pound. The fair value of this investment at February 28, 2007 was $417,690,000 or $99.45 [1] per pound, representing an increase of 163.7%. On a U.S dollar basis, the fair value of this investment has increased by 167.7%.

During the period, Uranium Corp broadened its uranium investment portfolio by acquiring 950,000 KgU of UF_6. At February 28, 2007, the total average cost of this investment was $147,357,000 or $155.11 per KgU. The fair value of this investment at February 28, 2007 was $258,980,000 or $272.61 [1] per KgU, representing an increase of 75.8%. On a U.S dollar basis, the fair value of this investment has increased by 68.2%.

Effective January 1, 2007, the Company entered into a loan of 500,000 KgU as UF_6 to a producer for a period of three years that will generate loan fee revenues and reduce storage costs.

(1) Reflects spot prices published by UxCo. on February 26, 2007 of US$85.00 per pound for U_3O_8 and US$233.00 per KgU for UF_6 translated at a foreign exchange rate of 1.1700.

Investment Performance

Investment operation results of $257,374,000 for the year ended February 28, 2007 have been largely driven by unrealized gains on uranium investments of $344,005,000 net of tax provision movements of $84,310,000.

Unrealized gains on investments reflect continuing increases in U_3O_8 and UF_6 spot prices. As reported by UxCo, spot prices for U_3O_8 have increased from US$38.50 per pound at February 2006 to US$85.00 per pound at February 2007 while spot prices for UF_6 have climbed from US$110.00 per KgU at February 2006 to US$233.00 per KgU at February 2007. Prices have continued to climb subsequent to this reporting date (refer to "RECENT DEVELOPMENTS" section below).

Uranium Corp does not qualify as a mutual fund trust under the provisions of the Tax Act therefore is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at rates ordinarily applicable to public corporations. Currently, Uranium Corp accrues future income taxes payable based on the unrealized gains on investments. Tax provision movements reflect an effective tax rate of approximately 25 percent for the year compared to approximately 35 percent in the prior year. Uranium investments made through its wholly owned subsidiary, Uranium Participation Cyprus Limited, substantively enacted federal tax changes to the federal surtax, general corporate tax rate, large corporations tax, and the Alberta general income tax rate, caused the decline in Uranium Corp's effective future tax rate. The resulting revaluation of Uranium Corp's future tax assets and liabilities using the substantively enacted lower tax rates of between 10% and 33% have resulted in a favourable impact on the in period effective tax rate.

RECENT DEVELOPMENTS

Subsequent to February 28, 2007, the Manager agreed to purchase, for and on behalf of Uranium Corp, 250,000 KgU of UF_6 at US$246.50 per KgU totaling US$61,625,000 (excluding commissions).

On April 10, 2007, Uranium Corp also closed an aggregate offering of 6,500,000 common shares at $14.60 per share for total gross proceeds of $94,900,000. The proceeds from the offering was used to fund the above noted purchase commitment, fully repay and cancel the credit facility held with the Manager, and to fund the ongoing obligations of the Company.

As reported by UxCo as at April 23, 2007, the spot price of U_3O_8 has risen to US$113.00 per pound from US$85.00 per pound on February 26, 2007 an increase of 32.9%.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds

$20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreeement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for an on behalf of Uranium Participation Corporation.

Uranium Corp is also a party to a temporary credit agreement with the Manager. In September 2006, Uranium Corp entered into a $15,000,000 line of credit in order to ensure adequate cash on hand to meet its purchase commitments. The credit facility expires on May 10, 2007 and is fully secured by the uranium investments of Uranium Corp. Interest under the credit facility is based on Canadian bank prime plus 1%. Standby fees also apply at a rate of 1% of the committed facility amount. As at February 28, 2007, Uranium Corp had drawn $11,600,000 under the facility. This facility was repaid and cancelled on April 10, 2007.

Uranium Corp had a credit agreement with the Manager for a revolving facility of up to $25,000,000 that was terminated on May 24, 2006. The Corporation had drawn and repaid $10,000,000 under the facility.

The Manager completed a merger by way of plan of arrangement with International Uranium Corporation on December 1, 2006 and the resulting corporation is Denison Mines Corp. ("DMC"). Denison Mines Inc. remains a wholly-owned subsidiary of DMC.

The following transactions were incurred with related parties during the periods ended February 28, 2007 and February 28, 2006:

(in thousands of Canadian dollars)	February 2007 [1]	February 2006 [2]
Fees incurred with the Manager:		
Management fees	$ 997	$ 423
Facility arrangement fees	400	–
Equity financing fees [3]	400	–
Commissions on purchases of uranium [4]	2,456	2,063
Shareholder Information and other compliance	30	–
General office and miscellaneous	12	34
Interest and other debt related expenses		
Interest on loan payable	313	–
Standby fees on line of credit	63	–
Total fees incurred with related parties	$ 4,671	$ 2,520

(1) For the twelve months ended February 28, 2007
(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006
(3) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.
(4) Purchase commissions incurred with the Manager are included in the cost of the investments in uranium.

As at February 28, 2007, accounts payable and accrued liabilities included $405,000 of amounts due to the Manager with respect to the fees indicated above.

PAST PERFORMANCE

The following tables show the past performance for the net asset value attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the

future. Net asset return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial year.

	February 2007 [1]	February 2006 [2]
Net asset value return – basic	110.0%	18.3%
Net asset value return – diluted	100.9%	18.3%
Market value return	94.1%	40.2%

(1) For the twelve months ended February 28, 2007.
(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compound Returns

The table below shows the annual compound return in net asset value return and market value return of Uranium Corp for each period indicated, compared with the TSX Composite Index calculated on the same compound basis.

	February 2007 [1]	February 2006 [2]
Net asset value return – basic	148.4%	18.3%
Net asset value return – diluted	137.6%	18.3%
Market value return	172.1%	40.2%
S&P / TSX Composite Index [3]	37.4%	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to February 28, 2007.
(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.
(3) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp's investment portfolio consists of the following as at February 28, 2007:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Average Cost	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,200,000 lbs	$ 158,388	$ 417,690
Uranium hexafluoride ("UF_6")	950,000 KgU	$ 147,357	$ 258,980
		$ 305,745	$ 676,670

U_3O_8 average cost and market value per pound:

- In Canadian dollars	$ 37.71	$ 99.45
- In United States dollars	$ 31.75	$ 85.00
UF_6 average cost and market value per KgU:		
- In Canadian dollars	$ 155.11	$ 272.61
- In United States dollars	$ 138.55	$ 233.00

(1) The market values have been translated to Canadian dollars using the February 28, 2007 noon foreign exchange rate of 1.1700.

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand Uranium Corp's financial performance for the last five reporting periods (if applicable). This information is derived from the corporation's audited annual financial statements.

Net Asset Value per Share

	February 2007 (1)	February 2006 (2)
Net Asset Value per Share – Basic:		
Net asset value, beginning of period (3)	$ 5.69	$ 4.81
Increase (decrease) from operations (3):		
Total revenue	$ 0.03	$ 0.03
Total expenses before taxes	$ (0.09)	$ (0.13)
Income tax provision	$ (2.06)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –
Unrealized gains (losses) for the period	$ 8.39	$ 1.21
Total increase (decrease) from operations	$ 6.27	$ 0.73
Net asset value, end of period (3)	$ 11.95	$ 5.69
Net asset value per share – diluted:		
Net asset value, beginning of period (3)	$ 5.69	$ 4.81
Increase (decrease) from operations (3):		
Total revenue	$ 0.03	$ 0.03
Total expenses before taxes	$ (0.09)	$ (0.13)
Income tax provision	$ (1.97)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –
Unrealized gains (losses) for the period	$ 8.03	$ 1.21
Total increase (decrease) from operations	$ 6.00	$ 0.73
Net asset value, end of period (3)	$ 11.43	$ 5.69

(1) For the twelve months ended February 28, 2007.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

Ratios and Supplemental Data

	February 2007 [1]	February 2006 [2]
Total net assets, end of the period (000's)	$579,364	$175,010
Number of common shares outstanding (000's)	48,474	30,751
Management expense ratio [3]		
Total expenses before taxes	1.11%	2.38%
Income tax provision	25.05%	7.26%
Portfolio turnover rate	–	–
Trading expense ratio [4]	0.73%	1.75%
Closing market price per common share on the TSX	$ 14.15	$ 7.29

(1) For the twelve months ended February 28, 2007.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period.

(4) Represents total commission expenses for the period over the average net asset value of the fund for the period. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

Responsibility for Financial Reporting

To the Shareholders of Uranium Participation Corporation,

The Company's management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. The Company's management is also responsible for maintaining systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable in all material respects and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's management believes that such systems are operating effectively and has relied on these systems of internal control in preparing these financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, are independent external auditors appointed by the shareholders to issue a report regarding the consolidated financial statements of the Company. PricewaterhouseCoopers' audit report outlines the extent and nature of their examination and expresses their opinion on the consolidated financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management discussion and analysis. The Board carries out this responsibility principally through its Audit Committee, which is appointed annually and consists of three Directors, none of whom are members of management.

The Audit Committee meets at least twice per year with management, together with the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The independent external auditors have full access to the Audit Committee with and without management present. The Committee, among other things, reviews matters related to the quality of internal control, audit and financial reporting issues. The Audit Committee reviews the consolidated financial statements and the independent auditors' report, as well as any public disclosure document that contains financial information, and reports its findings to the Board of Directors, prior to the Board approving such information for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the Company's independent auditors.

E. Peter Farmer
President
April 26, 2007

James R. Anderson
Chief Financial Officer

Auditors' Report

To The Shareholders of Uranium Participation Corporation,

We have audited the consolidated statement of investment portfolio of **Uranium Participation Corporation** ("Uranium Corp") as at February 28, 2007, the consolidated statement of net assets as at February 28, 2007 and 2006 and the consolidated statements of operations, changes in net assets and cash flows for the year ended February 28, 2007 and the period from March 15, 2005 to February 28, 2006. These financial statements are the responsibility of Uranium Corp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of Uranium Corp as at February 28, 2007 and 2006 and the results of its operations, the changes in its net assets and its cash flows for the year ended February 28, 2007 and the period from March 15, 2005 to February 28, 2006 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 26, 2007

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF NET ASSETS
AS AT FEBRUARY 28, 2007 AND FEBRUARY 28, 2006

(in thousands of Canadian dollars, except per share amounts)	February 2007	February 2006
Assets		
Investments at market value	$ 676,670	$ 166,489
(at cost: 2007-$305,745; 2006-$139,569)		
Cash and cash equivalents	867	13,996
Sundry receivables and other assets	1,038	172
Income taxes receivable	275	–
Future income taxes (note 3)	7,360	4,131
	$ 686,210	$ 184,788
Liabilities		
Accounts payable and accrued liabilities	1,031	336
Income taxes payable	106	324
Loan payable (note 5)	11,600	–
Future income taxes (note 3)	94,109	9,118
Net assets	$ 579,364	$ 175,010
Net assets represented by		
Common shares (note 4)	$ 299,759	$ 155,183
Warrants (note 4)	6,003	3,599
Retained earnings	273,602	16,228
	$ 579,364	$ 175,010
Common shares		
Issued and outstanding	48,473,727	30,751,325
Net asset value per common share		
Basic	$ 11.95	$ 5.69
Diluted	$ 11.43	$ 5.69

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD OF URANIUM PARTICIPATION CORPORATION

Richard H. McCoy
Director

Garth A. C. MacRae
Director

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIODS ENDED FEBRUARY 28, 2007 AND FEBRUARY 28, 2006

(in thousands of Canadian dollars)	February 2007 [(1)]	February 2006 [(2)]
Income		
Interest	$ 472	$ 661
Income from investment lending (note 6)	942	–
Unrealized gains on investments	344,005	26,920
	345,419	27,581
Operating expenses		
Management fees (note 5)	1,397	423
Storage fees	780	262
Audit fees	17	30
Directors fees	106	93
Legal and other professional fees	94	10
Shareholder information and other compliance	222	135
General office and miscellaneous	123	85
Interest and other debt related expenses	378	–
Foreign exchange loss	618	1,766
	3,735	2,804
Increase in net assets from operations before taxes	341,684	24,777
Income tax provision (note 3)	84,310	8,549
Increase in net assets from operations after taxes	257,374	16,228
Opening retained earnings	16,228	–
Closing retained earnings	273,602	16,228
Increase in net assets from operations per common share (note 4)		
Weighted average common shares outstanding	40,991,927	22,239,774
Basic	$ 6.28	$ 0.73
Diluted	$ 6.01	$ 0.73

(1) For the twelve months ended February 28, 2007
(2) Period from date of incorporation on March 15, 2005 through to February 28, 2006

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
STATEMENT OF CHANGES IN NET ASSETS
FOR THE PERIODS ENDED FEBRUARY 28, 2007 AND FEBRUARY 28, 2006

(in thousands of Canadian dollars)	February 2007 (1)	February 2006 (2)
Net assets at beginning of period	$175,010	$ –
Net proceeds from issue of equity units and shares, after tax	146,980	158,782
Increase in net assets from operations after taxes	257,374	16,228
Net assets at end of period	$579,364	$175,010

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED FEBRUARY 28, 2007 AND FEBRUARY 28, 2006

(in thousands of Canadian dollars)	February 2007 (1)	February 2006 (2)
Operating Activities		
Increase in net assets from operations after taxes	$ 257,374	$ 16,228
Adjustments for non-cash items:		
Unrealized gains on investments	(344,005)	(26,920)
Future income tax provision	84,380	8,225
Changes in non-cash working capital:		
Change in sundry receivables and other assets	(866)	(172)
Change in income taxes receivable	(275)	–
Change in accounts payable and accrued liabilities	695	336
Change in income taxes payable	(218)	324
Net cash used in operating activities	(2,915)	(1,979)
Investing Activities		
Purchases of uranium investments	(166,176)	(139,569)
Net cash used in investing activities	(166,176)	(139,569)
Financing Activities		
Additions to loans payable	11,600	–
Share and warrant issues net of issue costs	144,362	155,544
Net cash generated by financing activities	155,962	155,544
Increase (decrease) in cash and cash equivalents	(13,129)	13,996
Cash and cash equivalents - beginning of period	13,996	–
Cash and cash equivalents - end of period	$ 867	$ 13,996

(1) For the twelve months ended February 28, 2007
(2) Period from date of incorporation on March 15, 2005 through to February 28, 2006

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF INVESTMENT PORTFOLIO
AS AT FEBRUARY 28, 2007

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Average Cost	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	4,200,000 lbs	$ 158,388	$ 417,690
Uranium hexafluoride ("UF_6")	950,000 KgU	$ 147,357	$ 258,980
		$ 305,745	$ 676,670
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 37.71	$ 99.45
- In United States dollars		$ 31.75	$ 85.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 155.11	$ 272.61
- In United States dollars		$ 138.55	$ 233.00

(1) The market values have been translated to Canadian dollars using the February 28, 2007 noon foreign exchange rate of 1.1700.

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexafloride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All significant intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

(a) Investments

The fair value of investments in uranium are based on the most recent spot prices for uranium published by Ux Consulting Company, LLC prior to the applicable reporting period converted to Canadian dollars using the month end foreign exchange rate.

The cost of investments in uranium is accounted for on the date that significant risks and rewards to the uranium passes to Uranium Corp and is converted to Canadian dollars on the rate of exchange prevailing on that date. Investment cost includes capitalized purchase commissions and is determined using the average cost method.

Realized and unrealized gains or losses in uranium represents the difference between the fair value and average cost of uranium investments, adjusted for foreign exchange rate fluctuations, in Canadian dollars.

(b) Investments Lending

Income earned from investments lending is included in the consolidated statement of operations and is recognized when earned.

(c) Foreign Exchange Translation

The financial statements of Uranium Corp are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated to Canadian dollars at the rate of exchange prevailing on the date of

the applicable reporting period. Foreign currency income and expense transactions are translated into Canadian dollars at the rate of exchange prevailing on the date of the transaction. Changes in the foreign exchange rates between the transaction date and the applicable reporting period date used to value monetary assets and liabilities are reflected in the statement of operations as a foreign exchange gain or loss.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and highly-liquid short-term investments in government or investment grade corporate debt. Short-term investments are carried at cost which, together with accrued interest, approximates fair value.

(e) Income Taxes Payable

The Canadian large corporations tax on capital is classified as an income tax liability and is accordingly included in reported income tax liability and current tax expense amount within the income tax provision.

Uranium Corp follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp does not qualify as a mutual fund corporation and, accordingly, follows the general corporate income tax provisions of the Income Tax Act. Uranium Corp operates in multiple tax jurisdictions and the related income is subject to varying rates of taxation. The following is a reconciliation of income taxes, calculated at the combined Canadian federal and Ontario provincial rate, to the income tax expense included in the consolidated statement of operations for the periods ended February 28, 2007 and February 28, 2006:

(in thousands of Canadian dollars)	February 2007 [1]	February 2006 [2]
Increase in net assets from operations before income taxes	$341,684	$ 24,777
Combined federal and Ontario provincial income tax rate	36.12%	36.12%
Computed income tax expense	123,416	8,949
Large corporations tax in excess of surtax	(65)	212
Operating loss carry-back	(112)	–
Difference between combined federal and Ontario provincial income tax rate and rates applicable to other subsidiaries in other jurisdictions	(29,300)	(612)
Change in future tax rate	(9,718)	–
Other	89	–
Provision for income taxes	$ 84,310	$ 8,549
Provision for (recovery of) income taxes comprised of:		
Current tax expense (recovery)	$ (70)	$ 324
Future tax expense	84,380	8,225
	$ 84,310	$ 8,549

(1) For the twelve months ended February 28, 2007

(2) Period from date of incorporation on March 15, 2005 through to February 28, 2006

The components of the Company's future tax balances as at February 28, 2007 and February 28, 2006 are as follows:

(in thousands of Canadian dollars)	February 2007	February 2006
Future tax assets:		
Tax benefit of share issue costs	$ 3,893	$ 2,590
Tax benefit of loss carryforwards	3,467	1,541
Future tax assets	$ 7,360	$ 4,131
Future tax liabilities:		
Unrealized gain on investments	$ 94,109	$ 9,118
Future tax liabilities	$ 94,109	$ 9,118

4. COMMON SHARES, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Shares

Uranium Corp is authorized to issue an unlimited number of common shares without par value.

The movement in common shares for the periods ended February 28, 2007 and February 28, 2006 is as follows:

(in thousands of Canadian dollars)	February 2007 (1)	February 2006 (2)
Common shares – beginning of period	$155,183	$ –
Shares issued pursuant to:		
Common share financings		
Gross proceeds on new issues	151,751	164,500
Less: Allocation of proceeds to issued warrants	(2,466)	(3,600)
Less: Issue costs	(7,934)	(8,964)
Add: Tax effect of issue costs	2,618	3,238
Warrant exercises		
Gross proceeds	545	8
Add: Fair value transfer from warrants	62	1
Common shares – end of period	$299,759	$155,183

The movement in the number of common shares for the periods ended February 28, 2007 and February 28, 2006 is as follows:

(in number of shares)	February 2007 (1)	February 2006 (2)
Common shares – beginning of period	30,751,325	–
Shares issued pursuant to:		
New issues	17,636,440	30,750,000
Warrant exercises	85,962	1,325
Common shares – end of period	48,473,727	30,751,325

Common share financings

During September 2006, Uranium Corp issued 11,363,650 equity units at $8.80 per unit for total gross proceeds of $100,000,000. Each unit consisted of one common share and one-quarter purchase warrant. Each whole warrant allows the holder to purchase one common share at $12.00 exercisable prior to

September 14, 2008. Approximately $2,466,000 of the proceeds were allocated as the value of the issued warrants.

In May 2006, Uranium Corp issued 6,272,790 shares at $8.25 per share for total gross proceeds of $51,751,000.

During December 2005, Uranium Corp issued 10,750,000 shares at $6.00 per share for total gross proceeds of $64,500,000.

In May 2005, Uranium Corp issued 20,000,000 equity units at $5.00 per unit for total gross proceeds of $100,000,000. Each unit consisted of one common share and one-quarter purchase warrant. Each whole warrant allows the holder to purchase one common share at $6.25 exercisable prior to May 10, 2007. Approximately $3,600,000 of the proceeds were allocated as the value of the issued warrants.

(1) For the twelve months ended February 28, 2007
(2) Period from date of incorporation on March 15, 2005 through to February 28, 2006

Warrants

The movement in warrants for the periods ended February 28, 2007 and February 28, 2006 is as follows:

(in thousands of Canadian dollars)	February 2007 (1)	February 2006 (2)
Warrants – beginning of period	$ 3,599	$ –
Warrants issued during the period	2,466	3,600
Warrants exercised during the period	(62)	(1)
Warrants – allocated fair value end of period	$ 6,003	$ 3,599
Warrant allocated fair value comprised of:		
May 2005 equity unit financing	3,538	3,599
September 2006 equity unit financing	2,465	–
	$ 6,003	$ 3,599

The movement in the number of warrants for the periods ended February 28, 2007 and February 28, 2006 is as follows:

(in number of warrants)	February 2007 (1)	February 2006 (2)
Warrants – beginning of period	4,998,675	–
Warrants issued during the period	2,840,911	5,000,000
Warrants exercised during the period	(85,962)	(1,325)
Warrants – end of period	7,753,624	4,998,675
Warrants outstanding by issue:		
May 2005 equity unit financing	4,914,150	4,998,675
September 2006 equity unit financing	2,839,474	–
	7,753,624	4,998,675

(1) For the twelve months ended February 28, 2007
(2) Period from date of incorporation on March 15, 2005 through to February 28, 2006

When the net asset value from operations per common share of the fund exceeds the exercise prices of the warrants, the warrants will have a dilutive impact. As at February 28, 2007, only the May 2005 warrants were dilutive to the net asset value of the fund.

Increase in Net Assets from Operations per Share

The calculation of the basic and fully diluted increase in net assets from operations per common share was based on the following weighted average number of shares outstanding for the periods ended February 28, 2007 and February 28, 2006:

(in number of shares)	February 2007 (1)	February 2006 (2)
Weighted average number of shares outstanding:		
Basic	40,991,927	22,239,774
Add: Warrant Dilution	1,859,546	47,531
Fully diluted	42,851,473	22,287,305

(1) For the twelve months ended February 28, 2007

(2) Period from date of incorporation on March 15, 2005 through to February 28, 2006

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); and e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative.

In accordance with the management services agreeement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for an on behalf of Uranium Participation Corporation.

Uranium Corp is also a party to a temporary credit agreement with the Manager. In September 2006, Uranium Corp entered into a $15,000,000 line of credit in order to ensure adequate cash on hand to meet its purchase commitments. The credit facility expires on May 10, 2007 and is fully secured by the uranium investments of Uranium Corp. Interest under the credit facility is based on Canadian bank prime plus 1%. Standby fees also apply at a rate of 1% of the committed facility amount. As at February 28, 2007, Uranium Corp has drawn $11,600,000 under the facility. This facility was repaid and cancelled on April 10, 2007.

Uranium Participation Corp. had a credit agreement with the Manager for a revolving facility of up to $25,000,000 that was terminated on May 24, 2006. The Corporation had drawn and repaid $10,000,000 under the facility.

The Manager recently completed a merger by way of plan of arrangement with International Uranium Corporation and the resulting corporation is Denison Mines Corp. ("DMC"). Denison Mines Inc. remains a wholly-owned subsidiary of DMC.

The following transactions were incurred with related parties during the periods ended February 28, 2007 and February 28, 2006:

(in thousands of Canadian dollars)	February 2007 [(1)]	February 2006 [(2)]
Fees incurred with the Manager:		
Management fees	$ 997	$ 423
Facility arrangement fees	400	–
Equity financing fees [(3)]	400	–
Commissions on purchases of uranium [(4)]	2,456	2,063
Shareholder Information and other compliance	30	–
General office and miscellaneous	12	34
Interest and other debt related expenses		
Interest on loan payable	313	–
Standby fees on line of credit	63	–
Total fees incurred with related parties	$ 4,671	$ 2,520

(1) For the twelve months ended February 28, 2007
(2) Period from date of incorporation on March 15, 2005 through to February 28, 2006
(3) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in value reported for common shares.
(4) Purchase commissions incurred with the Manager are included in the cost of the investments in uranium.

As at February 28, 2007, accounts payable and accrued liabilities included $405,000 due to the Manager with respect to the fees indicated above.

6. INVESTMENTS LENDING

Uranium Corp has entered into a loan agreement to lend up to 500,000 KgU as UF_6 to a borrowing party to be repaid by December 31, 2009. The UF_6 loaned is subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Security for the loan is an irrevocable letter of credit from a major financial institution, that is subject to adjustment on an annual basis. As at February 28, 2007, the borrowing party had not yet initiated the transfer of the respective UF_6 but was subject to the loan fee which commenced on January 1, 2007.

7. SUBSEQUENT EVENTS

Subsequent to February 28, 2007, the Manager agreed to purchase, for and on behalf of Uranium Corp, 250,000 KgU as UF_6 at US$246.50 per KgU totaling US$61,625,000 (excluding commissions).

On April 10, 2007, Uranium Corp closed an aggregate offering of 6,500,000 common shares at $14.60 per share for total gross proceeds of $94,900,000. The proceeds from the offering was used to fund the above noted purchase commitment, fully repay and cancel the outstanding credit facility of $11,600,000 with the Manager, and fund the ongoing obligations of the Company.